Karooooo Ltd.

1 Harbourfront Avenue

Keppel Bay Tower #14-07

Singapore 098632

July 18, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549-3628

Attn: Mr. Matthew Crispino

Re:	Karooooo Ltd. Registration Statement on Form F-3 Registration No. 333-280758

Dear Mr. Crispino:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m., Washington D.C. time on July 22, 2024 or as soon thereafter as is practicable.

Please do not hesitate to contact John B. Meade of Davis Polk & Wardwell LLP at (212) 450-4077 or Roshni Banker Cariello of Davis Polk & Wardwell LLP at (212) 450-4421 with any questions or comments with respect to this letter.

[Signature Page Follows]

Sincerely,

KAROOOOO LTD.

By:	/s/ Hoe Shin Goy
	Name:	Hoe Shin Goy
	Title:	Chief Financial Officer

Via EDGAR

CC:	John B. Meade, Davis Polk & Wardwell LLP
Roshni Banker Cariello, Davis Polk & Wardwell LLP